Mail Stop 7010

      November 30, 2005


Mr. Melvin Wyman
Chief Executive Officer
Pop N Go, Inc.
12429 East Putnam Street
Whittier, CA  90602

	RE:	Form 10-KSB for the fiscal year ended September 30, 2004
Forms 10-QSB for the quarters ended December 31, March 31, and
June
30, 2005
		File No. 0-49821

Dear Mr. Wyman:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-KSB/A FOR THE YEAR ENDED SEPTEMBER 30, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 33

Year Ended September 30, 2004 versus Year Ended September 30,
2003,
page 34

2. We have reviewed your response to comment 10. You did not provide us with your proposed disclosure of the business reasons for the changes between periods in revenue share sales, cost of goods sold, and general and administrative expenses. As such, please show us in your supplemental response your proposed disclosure of the business reasons for the changes between periods in revenue share sales, cost of goods sold - revenue share sales, and general and administrative expenses for FY 2004 versus FY 2003. Please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(b) of Regulation
S-B and Financial Reporting Codification 501.04.

Financial Statements

Note 4 - Debt Financing, page F-6

3. We have reviewed your response to comment 30. Please show us your revised disclosure that presents the number of shares you agreed to issue as loan incentives during each period presented and the value of these shares when you agreed to issue them, as well as when you intend to issue these shares and how you are treating these loan incentives in your statement of operations for each period presented.






Note 6 - Equity, page F-13

Stock Purchase Warrants, page F-15

4. We have reviewed your response to comment 34. Please show us your revised disclosure regarding your issuance of 700,000 shares.
Your
disclosure should include the fair value of the warrants at the date of issuance and the reason for issuance, as well as the method you used to value the warrants, including the assumptions you used.

Balance Sheet, page F-20

5. We have reviewed your response to comment 36. Please explicitly show us your calculations for computing the beneficial conversion feature.

Statements of Operations, page F-21

6. We have reviewed your response to comment 37. Please include in an amended Form 10-KSB your revised footnote that discusses the reclassification adjustment and displays inventory impairments as a reconciling item. Please also include the revised audit report in the amended Form 10-KSB.

Note 3 - Consulting Agreement on Acquisition of Branax, LLC, page
F-
26

7. We have reviewed your response to comment 40. Please show us your revised disclosure regarding how you accounted for the value of the shares issued under your consulting agreement with the former
President and Chief Executive Officer of Branax.

Note 8 - Commitments and Contingencies, page F-37

Litigation, page F-37

8. We have reviewed your response to comment 45. Please include in an amended Form 10-KSB the revised reclassification footnote that reconciles in table format from operating loss as originally reported to operating loss as restated with each line item, loss on legal settlement and litigation expense, shown as a separate reconciling item. Please also include the revised audit report in the amended Form 10-KSB.




Stock Purchase Warrants, page F-40

9. We have reviewed your response to comment 47. Please show us the revised footnotes in which you disclose the fair value for each issuance of stock warrants at the date of issuance and the reason for issuance. Please also disclose the method you used to value the warrants to non-employees, including the assumptions you used.

Controls and Procedures, and Certifications

10. Please address prior comments 51 to 56 in a timely matter, which includes filing amendments to your Form 10-KSB/A for the year ended
September 30, 2004, as well as your Form 10-QSB for the period ending
December 31, 2004.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2005

General

11. Please address the above comments in your future Forms 10-KSB and
10-QSB. If any comments above require an amendment to your financial statements, please similarly amend your Forms 10-QSB.

Exhibit 32.1 - Certification

12. Your current Exhibit 32.1 certification is for the fiscal quarter ended June 30, 2004. Please appropriately include a certification for the fiscal quarter ended March 31, 2005. In doing so, please re-file the Form 10-QSB in its entirety with currently dated certifications as well.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2005

Item 3 - Controls and Procedures, page 9

13. Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. See Item 307 of Regulation
S-B.  Please include this disclosure in an amended Form 10-QSB.






Exhibit 31.1 - Certification

14. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your
Form 10-QSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-QSB in its entirety. Please also refile the Form
10-QSB for the period ended March 31, 2005 to comply with this comment.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Melvin Wyman
Pop N Go, Inc.
November 30, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE